Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

MedPointe Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Inverness Medical Innovations, Inc. relating to 692,506 shares of common stock of our report dated August 9, 2002, with respect to the statements of net assets to be sold of MedPointe Inc.—Wampole Division (“Wampole”) as of March 31, 2002 and 2001, and the related statements of revenues and expenses, changes in net assets to be sold and cash flows for the periods from September 29, 2001 to March 31, 2002, April 1, 2001 to September 28, 2001 and for the year ended March 31, 2001, which report appears in the current report on Form 8-K, as amended, of Inverness Medical Innovations, Inc., event date September 20, 2002, and to the reference to our Firm under the heading “Experts” in the prospectus.

Our report refers to a discussion in Note 1 to the Wampole financial statements regarding, effective September 28, 2001 MedPointe Inc.’s acquisition of all of the outstanding stock of Carter-Wallace, Inc., of which Wampole was a division, in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Also, our report refers to a discussion in Note 2 to the Wampole financial statements regarding MedPointe Inc.’s adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, effective September 28, 2001 in connection with its acquisition of Carter-Wallace, Inc.

/s/ KPMG LLP

KPMG LLP

Short Hills, New Jersey

November 20, 2003